Exhibit 99.4

Riptide Worldwide, Inc.

Pro Forma Condensed Consolidated Statements of Operations

	Twelve Months ended December 31, 2007
	Riptide Worldwide, Inc.	Riptide Software, Inc. (1)	RTWW Business Services, Inc. (2)	Pro Forma Acquisition and Financing Adjustments		Pro Forma Combined
Revenue
Professional services fees	$—	$13,742,717	$1,875,032	$—		$15,617,749
Customer support contract services fees	—	—	307,870	—		307,870
Hardware sales	21,785	—	—	—		21,785
Total Revenue	21,785	13,742,717	2,182,902	—		15,947,404

Cost of revenue
Professional and customer support services cost	—	9,452,590	1,917,893	—		11,370,482
Hardware cost of sales	44,840	—	—	—		44,840
Total cost of revenue	44,840	9,452,590	1,917,893	—		11,415,322

Gross profit margin	(23,055)	4,290,127	265,009	—		4,532,082

Operating Expenses
Selling , general and administrative expenses	7,284,999	2,043,432	1,697,428	—		11,025,859
Product development expense	2,610,509	—	41,608	—		2,652,117
Inventory write-off	780,057	—		—		780,057
Depreciation and amortization	21,280	171,375	75,346	—		268,001
Impairment charge	1,516,355	—	4,781,888	—		6,298,243
Amortization of other intangible assets	970,351	336,112	—	397,223	(3)	1,703,687
Total operating expenses	13,183,551	2,550,920	6,596,270	397,223		21,947,907

Operating income (loss)	(13,206,606)	1,739,208	(6,331,261)	(397,223)		(17,415,826)

Interest income	9,243	4,883	—	—		14,126
Interest expense	(861,559)	(406,347)	(65,220)	(1,364,594	)(4)	(2,677,505)
Registration rights penalty	(829,000)	—	—	—		(829,000)
Income (loss) from continuing operations before taxes	(14,887,922)	1,337,744	(6,396,481)	(1,761,816)		(21,688,261)
Provision for income taxes	—	56,986	—	—		56,986
Income (loss) from continuing operations after taxes	(14,887,922)	1,280,758	(6,396,481)	(1,761,816)		(21,745,247)
Net income (loss) from Discontinued operations after gain from sales of $1,000,000, net of income taxes	553,871	—	—	—		553,871
Gain (loss) from discontinued operations, net of income		—	—	—
Net income (loss)	(14,334,561)	1,280,758	(6,396,481)	(1,761,816)		(21,191,376)
Less preferred stock dividends	(241,864)	—	—	—		(241,864)

Net income (loss) applicable to common stockholders’	$(14,575,915)	$1,280,750	$(6,396,481)	$(1,761,816)		$(21,433,240)

Basic and diluted earning (loss) per share:
Loss from continuing operations attributable to common shareholders	$(0.38)	$0.03	$(0.16)	$(0.04)		$(0.55)
Earnings from discontinued operations, net of income taxes	$0.01	$—	$—	$—		$0.01
Net income (loss) applicable to common stockholders’	$(0.37)	$0.03	$(0.16)	$(0.04)		$(0.54)

Weighted average shares outstanding	39,388,125	39,388,125	39,388,125	39,388,125		39,388,125

(1)	Represents the income statement of Riptide Software, Inc.for the twelve months ended December 31, 2007. Certain accounts have been reclassified to conform to this presentation.
(2)

Represents the income statement of RTWW Business Services, Inc., formerly Bravera, Inc. for the year ended December 31, 2007. Certain accounts have been reclassified to conform to this presentation. This business was determined to have been impaired at September 30, 2007 and an impair charge was recorded post acqusition.

(3)	Amortization of Riptide Software, Inc. intangible assets for the period January 1, 2007 through July 16, 2007 the date of acquisition.
(4)

January 1, 2007 - July 16, 2007 estimated interest associated with the Senior Notes, including the amorization of the Senior Notes discount and the $5 million subordinated convertible note payable due to Riptide Software, Inc. shareholders.